UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

ENERGY PARTNERS, LTD.
(Name of Issuer)

Common Stock, par value $0.001
(Title and Class of Securities)

29270U303
(CUSIP Number)

Daniel Gosselin The K2 Principal Fund, L.P. 444 Adelaide Street West, Suite 200 Toronto, Canada A6 M5V 1S7 Telephone Number: (416) 865-2732 Facsimile Number: (416) 703-4443
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 9 Pages)

CUSIP No. 29270U303	Schedule 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE K2 PRINCIPAL FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,284,574
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,284,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,284,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29270U303	Schedule 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) K2 GENPAR L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,284,574
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,284,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,284,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 29270U303	Schedule 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) K2 GENPAR 2009 INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,284,574
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,284,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,284,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29270U303	Schedule 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SHAWN KIMEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,284,574
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,284,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,284,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 29270U303	Schedule 13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SHAWN KIMEL INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,284,574
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,284,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,284,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29270U303	Schedule 13D/A	Page 7 of 9 Pages

This Amendment No. 4 to Schedule 13D modifies and supplements the Schedule 13D initially filed on October 2, 2009, as amended by Amendment No. 1 to the Schedule 13D filed on February 22, 2010, Amendment No. 2 to the Schedule 13D filed on March 15, 2010, and Amendment No. 3 to the Schedule 13D filed on April 21, 2010 (as amended, the “Statement”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Energy Partners, Ltd. (the “Company”).  Except to the extent supplemented by the information contained in this Amendment No. 4, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Statement.

Item 5.       Interest in Securities of the Issuer

Since the date of Amendment No. 3, the Reporting Persons sold an aggregate of 423,096 shares of Common Stock in open market transactions at a average price of $14.104 per share.  These transactions in the aggregate comprise more than one percent of the shares of Common Stock of the Company (on the basis of 40,064,731 shares of Common Stock issued and outstanding as of April 16, 2010 as reported in the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 23, 2010) and were effected on the following dates for the following average price per share:

Date	Total Shares Sold	Price per Share
April 27, 2010	40,000	$14.1762
April 27, 2010	3,234	$14.1922
April 26, 2010	64,517	$14.1908
April 26, 2010	6,000	$14.1933
April 23, 2010	3,000	$14.0067
April 23, 2010	1,900	$14.1000
April 22, 2010	2,000	$14.0150
April 22, 2010	700	$14.1000
April 22, 2010	50,000	$14.0030
April 21, 2010	2,900	$14.2400
April 20, 2010	6,000	$14.0967
April 20, 2010	35,883	$14.1022
April 19, 2010	22,651	$14.0821
April 16, 2010	59,107	$14.2143
April 16, 2010	2,000	$14.2050
April 15, 2010	45,363	$14.1694
April 15, 2010	30,000	$14.0505
April 14, 2010	22,841	$13.8768
April 14, 2010	25,000	$13.8500

As a result of the purchases described above, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof are as follows:

The K2 Principal Fund, L.P.
(a)	Amount beneficially owned: 2,284,574	Percent of class: 5.7%
(b)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote:	0
	(ii)	Shared power to vote or direct the vote:	2,284,574
	(iii)	Sole power to dispose or direct the disposition of:	0
	(iv)	Shared power to dispose or direct the disposition of:	2,284,574

K2 GenPar L.P.
(a)	Amount beneficially owned: 2,284,574	Percent of class: 5.7%
(b)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote:	0
	(ii)	Shared power to vote or direct the vote:	2,284,574
	(iii)	Sole power to dispose or direct the disposition of:	0
	(iv)	Shared power to dispose or direct the disposition of:	2,284,574

CUSIP No. 29270U303	Schedule 13D/A	Page 8 of 9 Pages

K2 GenPar 2009 Inc.
(a)	Amount beneficially owned: 2,284,574	Percent of class: 5.7%
(b)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote:	0
	(ii)	Shared power to vote or direct the vote:	2,284,574
	(iii)	Sole power to dispose or direct the disposition of:	0
	(iv)	Shared power to dispose or direct the disposition of:	2,284,574

Shawn Kimel
(a)	Amount beneficially owned: 2,284,574	Percent of class: 5.7%
(b)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote:	0
	(ii)	Shared power to vote or direct the vote:	2,284,574
	(iii)	Sole power to dispose or direct the disposition of:	0
	(iv)	Shared power to dispose or direct the disposition of:	2,284,574

Shawn Kimel Investments, Inc.
(a)	Amount beneficially owned: 2,284,574	Percent of class: 5.7%
(b)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote:	0
	(ii)	Shared power to vote or direct the vote:	2,284,574
	(iii)	Sole power to dispose or direct the disposition of:	0
	(iv)	Shared power to dispose or direct the disposition of:	2,284,574

As of the date hereof, after giving effect to the sales of Common Stock described above, the Fund beneficially owns 2,284,574 shares, representing approximately 5.7% of the Company’s outstanding shares.  The Fund’s sole general partner is the New GP and the general partner of the New GP is GenPar 2009, the wholly-owned subsidiary of SKI.  100% of SKI is owned by Kimel.  Therefore, each of the New GP, GenPar 2009, SKI, and Kimel may be deemed to beneficially own, in the aggregate, 2,284,574 shares, representing approximately 5.7% of the Company’s outstanding shares.

Except as set forth in this Amendment No. 4, the Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 3 to this Schedule 13D.

CUSIP No. 29270U303	Schedule 13D/A	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2010

THE K2 PRINCIPAL FUND, L.P.

By:	K2 GENPAR L.P., its General Partner

By:	K2 GENPAR 2009 INC., its General Partner

By:	/s/ Shawn Kimel
Shawn Kimel
President

K2 GENPAR, L.P.

By:	K2 GENPAR 2009 INC., its General Partner

By:	/s/ Shawn Kimel
Shawn Kimel
President

K2 GENPAR 2009 INC.

By:	/s/ Shawn Kimel
Shawn Kimel
President

SHAWN KIMEL INVESTMENTS, INC.

By:	/s/ Shawn Kimel
Shawn Kimel
President

/s/ Shawn Kimel
Shawn Kimel, in his individual capacity